Exchange Controls and Foreign Ownership

Absence of exchange controls

Telstra will remit dividends, interest or other payments to holders of its securities, unless it is prohibited from doing so.

There are no general restrictions on moving money in or out of Australia. However, Australian foreign exchange and other controls are implemented from time to time against certain countries, entities and persons. Without prior approval of the Reserve Bank of Australia, Telstra is currently prohibited from making payments to (or relating to) Iraq, its agencies or nationals, the Government of Libya or any undertaking owned or controlled by Libya or its agencies, the National Union for the Total Independence of Angola and certain persons associated with the former Government of the Federal Republic of Yugoslavia. Further, Telstra is currently restricted from giving assets to the Taliban, Osama bin Laden, the Al Qaida organisation and other persons and entities identified as terrorists or sponsors of terrorism without the permission of the Australian Government.

Restrictions on foreign ownership

Telstra Act

The Telstra Act provides that an "unacceptable foreign-ownership situation" will exist in relation to Telstra if all "foreign persons" and their associates hold, in total, a "particular type of stake" in us of more than 35% of shares held by persons other than the Commonwealth (the "Aggregate Limit") or if any foreign person and its associates hold a "particular type of stake" in Telstra of more than 5% of shares held by persons other than the Commonwealth (the "Individual Limit"). "Foreign person", "associate", "group", "particular type of stake", "direct control interest" and "interest" in a share are all defined in the Telstra Act and are summarised below under "Definitions".

Where an acquisition of shares, or interests in shares in any company results in:

    an "unacceptable foreign-ownership situation" in relation to Telstra;
    an increase in the total of any type of stake held by any group of foreign persons in Telstra where there exists a breach of the Aggregate Limit; or
    an increase in any type of stake in Telstra held by any foreign person who is already in breach of the Individual Limit,

and the person acquiring the shares knew or was reckless as to whether the acquisition would have that result, that person is guilty of an offence punishable on conviction by a fine not exceeding A$40,000.

The Communications Minister or Telstra may apply to the Federal Court for remedial orders where an unacceptable foreign ownership situation exists, including orders requiring the disposal of shares, restricting the exercise of rights attaching to shares or prohibiting or deferring receipt of sums due on shares. In addition, we are required under the Telstra Act to take all reasonable steps to ensure that an unacceptable foreign ownership situation does not exist in relation to us.

Our constitution contains provisions to enable us to monitor and enforce the foreign ownership restrictions. We have adopted rules to implement these provisions, which bind all shareholders. These are outlined below. They may be amended at any time by resolution of our board of directors.

On or after registration of a transfer or transmission application for a share, when the acquirer first becomes a shareholder, the acquirer must generally notify us whether it is either:

    a person with an interest in a share who is either a foreign person or an associate of a foreign person; or
    a person who holds a share in which a foreign person or an associate of a foreign person has an interest (foreign holder).

The information derived from these notifications will be reflected in a register by means of a foreign coding.

Systems have been established for shares traded on the ASX so that notifications are given by brokers as part of routine provision of ASX settlement information (the ASX systems). The ADR custodian under the ADR facilities is automatically treated as a foreign holder for the purposes of the constitution, as are all holders of shares on the New Zealand share register. In the case of other transfers or transmission applications, the onus is on the acquirer to notify us if it is a foreign holder.

All shares held by foreign holders will be treated as foreign unless the holder:

    notifies that some of its shares are ones in which a foreign person or associate of a foreign person has an interest (foreign shares) whereas others are not and either:
      divides its holding into separate Holder Identification Numbers or Security Holder Reference Numbers under the ASX's CHESS system, one for foreign shares and one for shares which are not foreign; or
      agrees to provide bi-monthly notices indicating the breakdown of its holding into foreign and non-foreign shares.

The constitution and rules also contain provisions permitting us to send notices to registered holders of shares with a view to determining whether they are foreign holders or not and requesting details of any foreign persons or associates of foreign persons having interests in the relevant shares and any other information relating to foreign ownership which may be requested. Such notices must be answered within 30 days.

If we determine, as a result of information obtained from the notifications and responses to notices referred to above, that an unacceptable foreign ownership situation exists in relation to us, there is power under our constitution to require divestment of shares to remedy this situation. In exercising this divestment power, we are entitled to rely on foreign codings in the relevant register and upon the notifications and responses to notices referred to above. We will notify the ASX, NZSE and NYSE if the level of foreign codings comes within five percentage points of the Aggregate Limit and after that at one percentage point intervals.

The divestment powers are broadly framed and we and our directors are not liable to shareholders for the manner of their exercise.

If we believe that the Individual Limit has been breached, we may require that any shareholder whose shares are believed to form part of the contravening "stake" be divested within 30 days of the date a notice requiring divestment (disposal notice) is given.

If we believe the Aggregate Limit has been breached, the rules currently provide that disposal notices will be given to all holders whose foreign shares became registered in their names or which became coded as "foreign" on the day that the aggregate number of foreign coded registrations on the relevant register exceeded the limit and on each succeeding day whilst the limit is exceeded.

The recipient of a disposal notice is required to divest the shares that are the subject of the notice before the divestment date specified in the notice. The divestment date will be the fifth business day of the month next following the month in which the disposal notice was issued, unless that would be less than 30 days after the date of issue of the notice, in which case the divestment date will be the fifth business day of the next month.

No divestment will be required on a divestment date if foreign shares, as shown on the relevant register on that date, do not exceed the Aggregate Limit. If a disposal notice is not complied with, the constitution contains provisions empowering us to sell the relevant shares on behalf of the holder on or after the relevant divestment date. The holder will lose the ability to transfer the shares itself after that date.

Transfers among foreign holders and ADR holders

Special arrangements apply to certain transfers from one foreign holder to another.

Disposal notices will not be given in respect of:

    foreign shares acquired from the international underwriters on closing of the international offerings in 1997 and 1999;
    foreign shares acquired under a particular form of ASX "special crossing" for transfers among foreign holders. Shares can only be transferred under such a special crossing if they are not and are not liable to become, the subject of a disposal notice; or
    shares registered on the New Zealand branch share register or represented by ADRs, though shares may only be transferred onto the New Zealand branch share register or ADR programme if they are not and are not liable to become, the subject of a disposal notice.

NZSE trading is only in shares registered on the New Zealand branch register.

All shares deposited in the ADR facility will be treated as foreign.

Holders of ADRs are subject to the Individual Limit and must notify the depositary, as applicable, if any of the ADRs they hold form part of a "stake" which breaches the Individual Limit. Where the Individual Limit is breached, the depositary may be required to divest the relevant shares and the corresponding ADRs may be cancelled. The deposit agreement contains provisions permitting the depositary to obtain and supply to us information relevant in monitoring and enforcing the foreign ownership limits.

The above summary is not complete and is subject to and qualified by, reference to the constitution and current rules and procedures that have been adopted by us for the administration of the foreign ownership provisions in the Telstra Act. Copies of the constitution, the rules and the Telstra Act, are available for inspection through the Company Secretary, Telstra Centre, 242 Exhibition Street, Melbourne, Victoria 3000, Australia during normal working hours.

Definitions

"Foreign person" is defined in the Telstra Act as:

    a foreign citizen (defined in the Telstra Act as a non-Australian citizen) not ordinarily resident in Australia (a "foreign citizen");
    a company where a foreign citizen or a foreign company (defined in the Telstra Act as an overseas incorporated company) holds a particular type of stake in the company of more than 15%;
    a company where a group of two or more persons, each of whom is either a foreign citizen or a foreign company holds, in total, a particular type of stake in the company of more than 40%;
    the trustee of a trust estate in which a foreign citizen or a foreign company holds a substantial interest (essentially a 15% beneficial interest, including such foreign citizen's or foreign company's associates' interests); or
    the trustee of a trust estate in which two or more persons, each of whom is either a foreign citizen or a foreign company, hold an aggregate substantial interest (essentially a 40% beneficial interest including each such foreign citizen's or foreign company's associates' interests).

A "particular type of stake" in any company held by any person is defined as the aggregate of the "direct control interests" of that type in that company held by that person and that person's associates.

An "associate" of a person is defined to include:

    a wide range of direct and indirect relationships such as relatives, partners, employees and employers of the person;
    if the person is an employee of an individual, other employees of the individual;
    if the person is a company, an officer of the company and, if the person is an officer of a company, the company and other officers of the company;
    the trustee of a discretionary trust where the person or an associate of the person is a beneficiary;
    a company whose directors are accustomed, or under an obligation, to act in accordance with the wishes, directions or instructions of the person;
    a company where the person is accustomed, or under an obligation, to act in accordance with the company's wishes, directions or instructions;
    a company in which the person has a particular type of stake of at least 15% or, if the person is a company, a person who holds a particular type of stake of at least 15% in it; and
    an associate of an associate of the person.

For purposes of determining foreign ownership of any company, a person's associates also include any other person with whom the person has an arrangement enabling the person to jointly exercise voting power or certain types of power over, or over the appointment of, the board of directors of such company.

"Group", in relation to the foreign ownership limits, includes one person alone or a number of persons, even if they are not in any way associated with each other or acting together.

A "direct control interest" of any person in any company is defined as the equivalent percentage of:

    the total paid up share capital of the company in which the person holds an interest;
    the voting power in the company that the person is in a position to control;
    the total rights to distributions of capital or profits of the company to its shareholders on a winding up held by the person;
    the total rights to distributions of capital or profits of the company to its shareholders, other than on a winding up, held by the person; and
    traced interests held via interposed entities.

"Interest in a share" is defined to include:

    legal or equitable interests in a share;
    certain rights under a contract to purchase a share;
    options to acquire a share or an interest in a share;
    a right to have a share transferred to the person's order; and
    an entitlement to acquire a share or an interest in a share or to exercise or control the exercise of a right attached to the share.

However, certain interests in shares are disregarded, including:

    certain interests of lenders under or following enforcement of security arrangements;
    interests of a trustee or manager of, or a custodian for, a unit trust or certain Australian complying or exempt superannuation funds, if such trustee, manager or custodian reasonably believes that foreign persons hold beneficial interests in less than 40% of the capital and income in the trust or fund;
    interests held by an Australian registered life insurance company or a custodian for it, in respect of a statutory fund, if the company reasonably believes that less than 40% of policyholder liabilities of the fund are owed to foreign persons;
    interests held by nominees, custodians or depositaries, or brokers acting on clients' instructions in the ordinary course of business, provided in each case the holder has no beneficial interest or discretionary voting authority in respect of the underlying shares;
    certain interests held by the international underwriters and their related corporations;
    shareholder interests in companies other than us, which are not "foreign persons" under the Foreign Acquisitions and Takeovers Act 1975 (Cwth);
    interests held by persons who are not foreign persons and do not have any substantive foreign associates (that is, persons who directly or indirectly control them, with whom they act in concert or in accordance with whose wishes, instructions or directions they are obliged or accustomed to act);
    interests held by any person to the extent that, after such interests have been included in the "stake" of that person and any of its substantive foreign associates, such interests would also be included in the stake of a non-substantive associate of the person; and
    interests held by any person who is not a foreign person to the extent that, in determining the total of the stakes of a group of foreign persons, such interests would be counted more than once for that purpose.

References to "interests" in shares exclude disregarded interests.

Foreign Acquisitions and Takeovers Act 1975 (Cwth)

The Foreign Acquisitions and Takeovers Act 1975 (Cwth) applies to any acquisition of an interest in the shares of an Australian company with total assets of A$50 million which results in any foreign person and its associates controlling 15% or more, or all foreign persons and their associates in aggregate controlling 40% or more, of shares or voting power. Any proposed acquisition which would result in these thresholds being exceeded should be notified to and is subject to review and approval of, the Treasurer in advance of the acquisition.

Foreign ownership status

At 6 September 2002, the number of Telstra shares recorded as foreign on the Telstra register was 7.2455% of the total number of issued Telstra shares.